Exhibit 99.9

NICE Actimize Honored by Regulation Asia With Two Excellence Awards,
Citing Innovation in Trade Surveillance,
AI & Machine Learning

Highlighted were NICE Actimize’s advancements in holistic trade surveillance and AI & machine learning, capabilities that help compliance teams cope with regulatory demands

Hoboken, N.J., November 27, 2019 – NICE Actimize, a NICE (Nasdaq: NICE) business and a leader in Autonomous Financial Crime Management, today confirmed that its Financial Markets Compliance offerings, including its end-to-end holistic trade and communications surveillance solutions, was recognized by the “Regulation Asia Awards for Excellence 2019” with honors in two categories. The two awards include, “The Best Solution – Trade Surveillance” and “The RegTech Award – AI and Machine Learning.”

The AI & Machine Learning award recognizes technology firms that have successfully used artificial intelligence or machine learning for meeting regulatory requirements. The award honors firms that help compliance teams more effectively mitigate risk and cope with regulatory requirements, while reducing the need for armies of analysts and without interfering with ongoing business operations, according to Regulation Asia.

The “Best Solution” category recognizes solutions designed with specific regulatory requirements in mind, assessed on multiple criteria, including the ease and speed of implementation, flexibility, robustness, scalability, transparency, technical support, cost, and return on investment for end clients, the judges noted.

“Today’s regulations have created a state of constant change for financial services organizations, elevating the importance of effective compliance monitoring and trade-related surveillance technology,” said Bradley Maclean, Co-founder & CEO, Regulation Asia. “Our diverse judging panel acknowledged the innovations that NICE Actimize has launched through its holistic surveillance solutions and which utilize artificial intelligence, machine learning, natural language processing and other advanced technologies within its financial crime compliance solutions portfolio.”

“We have a strong commitment to the Asia Pacific region and are particularly honored to be recognized in these two categories this year,” said Chris Wooten, EVP, NICE. “Once again, NICE Actimize’s holistic surveillance solutions emerge as clear leaders when it comes to solving complex challenges. Today’s regulations not only mandate monitoring of all communications across an organization but also require that these rules are addressed quickly and accurately. We continue to infuse our compliance and surveillance solutions with machine learning and other advanced technologies to support our clients as they meet regulatory demands and increase operational efficiency.”

Among the solutions underpinning these two award wins are NICE Actimize’s recent launches that include ActimizeWatch Compliance and SURVEIL-X, the industry’s first AI-powered, cloud-native, true holistic trade-related surveillance solution. SURVEIL-X detects virtually all forms of risky behavior to ensure compliance with key global regulations while protecting financial services organizations from previously undetectable risks that could result in fines and reputational damage.

About the Regulation Asia Awards for Excellence 2019
The Regulation Asia Awards for Excellence recognizes technology companies, legal and consulting firms, and exchanges that have shaped the regulatory landscape in Asia Pacific, as well as outstanding technology projects both in mature and emerging markets by large tech firms and innovative startups that help meet the requirements of a specific regulatory change infrastructure.

About Regulation Asia
Regulation Asia is the leading source for actionable regulatory intelligence for Asia Pacific markets. Since 2013, our audience and subscription base have grown to include regulatory bodies, exchanges, banks, asset managers and service providers, allowing us to play a key role in the regulatory agenda.

Visit www.regulationasia.com or connect via LinkedIn or Twitter.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Press Contact:
Cindy Morgan-Olson +1-551-256-5202, cindy.morgan-olson@niceactimize.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: Actimize, the Actimize logo, NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. and/or its subsidiaries. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current expectations of the management of NICE Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.